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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 00-30747

A.
FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

PacWest Bancorp 401(k) Plan

PacWest Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.
NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp
10250 Constellation Blvd, Suite 1640
Los Angeles, California 90067

PacWest Bancorp 401(k) Plan
Form 11-K
December 31, 2010
Index

        All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 401K Committee
PacWest Bancorp 401(k) Plan

        We have audited the accompanying statements of net assets available for plan benefits of PacWest Bancorp 401(k) Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic 2010 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California
June 27, 2011

PacWest Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
ASSETS:
Investments at fair value:
Cash and cash equivalents	$4,045,833	$3,931,272
Mutual funds	24,369,126	20,424,138
PacWest Bancorp common stock	2,153,248	1,918,004

Total investments	30,568,207	26,273,414

Receivables:
Participant loans	702,345	687,904
Employer contributions	482,543	479,296
Participant contributions	124,000	110,756
Due from custodian	3,472	—

Total receivables	1,312,360	1,277,956

Net assets available for benefits	$31,880,567	$27,551,370

See Accompanying Notes to Financial Statements.

PacWest Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions:
Investment income:
Net appreciation in fair value of investments	$2,767,380
Interest and dividends	498,979

Total investment income	3,266,359

Contributions:
Participants	3,903,973
Employer	482,543

Total contributions	4,386,516

Total additions	7,652,875

Deductions:
Benefits paid to participants	3,308,916
Administrative expenses	14,762

Total deductions	3,323,678

Increase in net assets available for benefits	4,329,197

Net assets available for benefits:
Beginning of the year	27,551,370

End of the year	$31,880,567

See Accompanying Notes to Financial Statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

(1) Description of the Plan

        The following description of the PacWest Bancorp 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

  (a)   General

        The Plan is a defined contribution plan which provides retirement benefits for eligible employees of PacWest Bancorp and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by PacWest Bancorp (the Sponsoring Employer) who acts by and through its administrative committee, the 401(k) Committee. The 401(k) Committee is presently comprised of seven officers of the Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        In 2007, the Plan was amended to limit contributions into PacWest Bancorp common stock. The amendment limits contributions into PacWest Bancorp common stock to no more than 25% of either the future contributions made or total participant account balance. No changes were made to any participant account if, on the date of the amendment, the participant that had balances in PacWest Bancorp common stock in excess of the 25% limit, though future contributions were limited to no more than 25% of the total contribution. The amendment also imposes an exchange restriction that prohibits exchanges into PacWest Bancorp common stock if a participant's balance in PacWest Bancorp common stock exceeds 25% of the participant's total account balance. PacWest Bancorp is aware that certain transactions involving real time traded PacWest Bancorp common stock can bypass the 25% restriction.

  (b)   Contributions

        Employees of the Company who are at least 21 years of age are eligible to participate in the Plan beginning the first day of the month following their hire date. Participants can contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $16,500 for 2010 and 2009. The Company's Board of Directors determines the discretionary matching contribution on an annual basis. For the 2010 plan year, the matching contribution was determined to be a maximum amount of 25% of the first 6% of covered compensation. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched "catch-up" contributions up to $5,500 in accordance with Internal Revenue Code (IRC) regulations and limitations.

        Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions.

  (c)   Participant Accounts

        Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

(1) Description of the Plan (Continued)

  (d)   Vesting

        Participant contributions are immediately fully vested. Participants vest in the Company's matching contribution in accordance with the following schedule:

Years of service	Vested percentage
Less than 1 year	—%
1	20
2	40
3	60
4	80
5	100

        All nonvested amounts in a terminated participant's account are forfeited. Plan provisions allow for forfeited amounts to be utilized to pay Plan expenses or to offset employer contributions. At December 31, 2010 and 2009, the forfeited amounts totaled $49,505 and $27,288, respectively. During 2010, no forfeited amounts were used to pay Plan expenses nor were they used to reduce employer contributions.

  (e)   Benefit Payments

        A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

        For distributions other than for financial hardship, the method of payment shall be based on the participant's election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant's election and Plan provisions.

  (f)    Participant Loans

        Loans to participants may be made, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant, in which case the loan term may be extended for up to a period of ten years. Principal and interest are paid ratably through payroll deductions.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

(2) Significant Accounting Policies

  (a)   Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP).

        Under Accounting Standards Update Number 2010-25, effective for fiscal years ending December 31, 2010, participant loans are to be presented at cost as receivables on the accompanying statements of Net Assets Available for Benefits. Such presentation shall be done on a retrospective basis. Accordingly, participant loans at December 31, 2009 have been reclassified to receivables from investments in the accompanying Financial Statements and Notes.

  (b)   Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets in the statements of net assets available for benefits along with the additions and deductions presented in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

  (c)   Investments

        The Plan's investments in money market funds, mutual funds, and PacWest Bancorp common stock are carried at fair value based on the published market quotations. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

  (d)   Participant Loans

        The Plan's participant loans are valued at cost plus any accrued but unapplied interest, which approximates fair value.

  (e)   Payment of Participant Benefits

        Participant benefits are recorded when paid.

  (f)    Administrative Expenses

        Administrative expenses of the Plan are paid by the Company, except for loan fees and maintenance fees for ex-employees, which are charged to the applicable participant accounts. The Company is also a party in interest and the trustee charges fees for processing loan application transactions. The administrative fees paid by the Plan in 2010 totaled $14,762.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

(2) Significant Accounting Policies (Continued)

  (g)   Risks and Uncertainties

        The Plan provides for various investment options in money market funds, mutual funds, PacWest Bancorp common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

  (h)   New Accounting Pronouncements

        In September 2010, the FASB issued Accounting Standards Update ("ASU") 2010-25 on Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and requires participant loans to be classified as notes receivable from participants. This ASU is effective for plan years ending after December 15, 2010 and is required to be applied retrospectively. The Plan adopted ASU 2010-25 effective fiscal year 2010 and accordingly reclassified prior year employee loan balances from investments to notes from participants to be consistent with current presentation. ERISA rules require the Plan to report participant loans as plan investments; accordingly these loans are included in the attached supplemental Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as well as Form 5500, Part I, Line c (8) Participant Loans.

        In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2010 except for (ii) above which is effective for fiscal years beginning after December 15, 2011. The Associations are currently evaluating the impact that this guidance will have on the Plan's financial statement disclosures.

  (i)    Concentration of Credit Risk

        Investment in PacWest Bancorp common stock comprises approximately 7% of the Plan's investments as of December 31, 2010 and 2009, respectively. During 2007, the Plan was amended regarding the maximum amount any participant may have in PacWest Bancorp common stock. Generally, participants may not allocate more than 25% of their contributions into PacWest Bancorp common stock.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

(3) Investments

        The following table presents the fair value of individual investments representing 5% or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009:

		December 31,
	Investment	2010	2009
Fidelity	Contrafund	$1,834,837	$1,373,962
Fidelity	Diversified International Fund	2,000,430	1,807,380
Fidelity	Freedom 2020 Fund	1,798,375	1,607,611
Vanguard	Total Bond Market Index Fund	1,884,732	1,587,990
Fidelity	Retirement Money Market Portfolio	4,045,833	3,931,272
PacWest Bancorp	Common stock	2,153,248	1,918,004

        During the year ended December 31, 2010, the Plan's investments (including investments bought, sold and held during the year) appreciated as follows:

Investment	2010
Mutual funds	$2,639,242
PacWest Bancorp common stock	128,138

Total	$2,767,380

4. Fair Value Measurements

        On January 1, 2008, the Plan adopted a new accounting standard regarding disclosure of fair value measurements. This new standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, inputs other than level one that are either directly or indirectly observable such as quoted prices for identical or similar assets or liabilities on markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds

        Mutual funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end, and are classified as Level 1 investments.

Common Stock

        PacWest Bancorp common stock held in participant-directed accounts is stated at the fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year and is classified as Level 1 investments.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

4. Fair Value Measurements (Continued)

        The following table set forth by level, within the fair value hierarchy, the Plan's investments at fair value at December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$4,045,833	$—	$—	$4,045,833
Mutual funds	24,369,126	—	—	24,369,126
PacWest Bancorp common stock	2,153,248	—	—	2,153,248

Total investments at fair value	$30,568,207	$—	$—	$30,568,207

        The following table set forth by level, within the fair value hierarchy, the Plan's investments at fair value at December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$3,931,272	$—	$—	$3,931,272
Mutual funds	20,424,138	—	—	20,424,138
PacWest Bancorp common stock	1,918,004	—	—	1,918,004

Total investments at fair value	$26,273,414	$—	$—	$26,273,414

(5) Party-in-Interest Transactions

        Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of PacWest Bancorp company stock, and thus, these are party-in-interest transactions.

(6) Income Taxes

        The Company received a favorable tax determination letter on October 9, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

        Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

(6) Income Taxes (Continued)

has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan's tax-exempt status; however, there are currently no audits for any tax periods in progress.

(7)   Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$31,880,567	$27,551,370
Less: Employer and participant contributions receivable	(606,543)	(590,052)

Net assets available for benefits per the Form 5500	$31,274,024	$26,961,318

        The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2010 to the Form 5500:

2010
Increase in net assets available for benefits per the financial statements	$4,329,197
Add: Prior year contributions receivable	590,052
Less: Current year contributions receivable	(606,543)

Increase in net assets available for benefits per the Form 5500	$4,312,706

PacWest Bancorp 401(k) Plan

Form 5500 Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Employer Number 33-0885320

Plan Number: 001

December 31, 2010

Identity of issuer, borrower, or similar party		Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value(a)
	Cash and cash equivalents:
(b)	Fidelity	Retirement Money Market Portfolio		$4,045,833

		Total cash and cash equivalents		4,045,833

	Mutual funds:
(b)	Fidelity	Contrafund	27,090	1,834,837
(b)	Fidelity	Equity-Income Fund	20,671	914,914
(b)	Fidelity	Capital Appreciation Fund	46,862	1,187,484
(b)	Fidelity	Diversified International Fund	66,349	2,000,430
(b)	Fidelity	Small Cap Stock Fund	72,086	1,412,890
(b)	Fidelity	Freedom Income Fund	17,919	202,121
(b)	Fidelity	Freedom 2000 Fund	17,274	206,250
(b)	Fidelity	Freedom 2005 Fund	8,392	90,719
(b)	Fidelity	Freedom 2010 Fund	85,283	1,159,001
(b)	Fidelity	Freedom 2015 Fund	93,343	1,058,515
(b)	Fidelity	Freedom 2020 Fund	130,412	1,798,375
(b)	Fidelity	Freedom 2025 Fund	124,730	1,436,895
(b)	Fidelity	Freedom 2030 Fund	47,841	658,770
(b)	Fidelity	Freedom 2035 Fund	42,696	489,718
(b)	Fidelity	Freedom 2040 Fund	75,884	607,831
(b)	Fidelity	Freedom 2045 Fund	17,702	167,990
(b)	Fidelity	Freedom 2050 Fund	18,222	170,923
(b)	Fidelity	Intermediate Government Income Fund	100,714	1,078,651
	Vanguard	Total Bond Market Index Fund	177,804	1,884,732
	Oakmark	Fund Class I	13,785	569,310
	Artisan	Mid Cap Fund	32,429	1,090,597
	Royce	Low Priced Stock Fund	53,644	978,999
	Spartan	US Equity Index Fund	27,765	1,234,971
	Perkins	Mid Cap Value Fund	41,215	930,214
	Wells Fargo	Stable Return Fund	132	6,002
	American Funds	Growth Fund of America Class R4	39,682	1,197,987

		Total mutual funds		24,369,126

	Common stock:
(b)	PacWest Bancorp	Common stock	100,649	2,153,248
		Total investments held at end of year		30,568,207

	Participant loans:
(b)	The Plan	137 Participant loans, interest rates from 5.00% to 8.85%		702,345

		Total investments and loans held at end of year		$31,270,552

(a)
Historical cost information is not required for participant directed funds.

(b)
Party-in-interest for which statutory exception exists.

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACWEST BANCORP 401(K) PLAN
Date: June 27, 2011	/s/ JEFFREY T. KRUMPOCH Jeffrey T. Krumpoch Authorized Signer 401(k) Plan Committee